UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Akari Therapeutics, Plc (the “Company”) is attaching to this Report on Form 6-K a press release with revised third quarter 2019 financial results to reflect liability treatment of the warrants issued in connection with the July 3, 2019 registered direct offering, as well as the related fair market valuation as of September 30, 2019.  The warrants were previously reflected using equity treatment in the Company’s press release dated November 4, 2019. There is no impact on net cash or operating expenses. A copy of the revised press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in the statements under “Third Quarter 2019 Financial Results”, the accompanying financial statements and “Cautionary Note Regarding Forward-Looking Statements” of Exhibit 99.1 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Revised Press Release dated November 27, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: November 27, 2019